Exhibit 12

GTE Southwest Incorporated

STATEMENTS OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)


                                                                       Years Ended December 31,
                                        ------------------------------------------------------------------------------------------
                                          1995(a)     1995       1994(b)      1994      1993(c)     1993       1992       1991
                                        ---------  ---------   --------   ---------   ---------  ---------  ---------   ---------
Net earnings available for fixed
charges:
  Income before extraordinary charges   $ 180,991  $ 195,289  $ 144,762   $ 184,528   $ 171,814  $  55,373  $ 190,759   $ 141,009
  Add - Income taxes (benefit)             92,152     99,437     71,146      95,068      61,684   (12,731)     93,692      38,487
      - Fixed charges                      68,925     68,925     70,761      70,761      91,107     91,107     93,355      98,968
                                        ---------  ---------  ---------   ---------   ---------  ---------  ---------   ---------

Adjusted earnings:                      $ 342,068  $ 363,651  $ 286,669   $ 350,357   $ 324,605  $ 133,749  $ 377,806   $ 278,464
                                        =========  =========  =========   =========   =========  =========  =========   =========

Fixed charges:
  Interest expense                      $  63,848  $  63,848  $  65,913   $  65,913   $  85,044  $  85,044  $  87,561   $  93,761
  Portion of rent expense
     representing interest                  5,077      5,077      4,848       4,848       6,063      6,063      5,794       5,207
                                        ---------  ---------  ---------   ---------   ---------  ---------  ---------   ---------

Adjusted fixed charges:                 $  68,925  $  68,925  $  70,761   $  70,761   $  91,107  $  91,107  $  93,355   $  98,968
                                        =========  =========  =========   =========   =========  =========  =========   =========

RATIO OF EARNINGS TO FIXED
  CHARGES:                                   4.96       5.28       4.05        4.95        3.56       1.47       4.05        2.81

(a) Excludes after-tax gains of approximately $14 million related to the sale of the Company's unconsolidated investment in Metropolitan Houston Paging Service, Inc. and non-strategic local exchanges in Texas.

(b) Results for 1994 exclude after-tax gains of approximately $40 million related to the sale of non-strategic local exchanges in Oklahoma and Arizona.

(c) Results for 1993 exclude an after-tax restructuring charge of approximately $123 million for the implementation of a re-engineering plan, a one-time after-tax charge of approximately $6 million related to the enhanced early retirement and voluntary separation programs offered to
     eligible employees in 1993,      and an after-tax gain of approximately
     $13 million related to Contel of the West, Inc.'s sale of non-strategic local exchanges in Utah.